Exhibit 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Shari Lovell, Director, Shareholder Services — 978.657.7500 ext. 1121
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
DUSA Pharmaceuticals Reports
Second Quarter 2008 Corporate Highlights and Financial Results
Q2 Levulan® Kerastick® Revenues up 39% year over year;
Q2 Non-GAAP loss improves 88% year over year to ($0.2) million
WILMINGTON, Mass. — August 8, 2008 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the second quarter ended June 30, 2008.
Second Quarter 2008 Financial Results:
Total product revenues for the quarter were $8.1 million, up 18% from $6.9 million in the second quarter of 2007. PDT revenues totaled $5.4 million, up 34% from $4.1 million for the comparable 2007 period. The increase in PDT revenues was attributable to a 39% increase in Kerastick® revenues, driven by 32% domestic revenue growth, as well as international expansion into both Latin America and Korea. Overall Kerastick® sales volumes increased 35% from 35,886 units in the second quarter of 2007 to 48,478 units in the second quarter of 2008. Non-PDT revenues totaled $2.7 million versus $2.8 million for the comparable 2007 period. Non-PDT revenues were primarily driven by the sales of Nicomide® (see “Other Updates” section below).
DUSA’s net loss on a GAAP basis for the second quarter of 2008 was ($0.1) million or ($0.01) per common share, compared to a net loss of ($2.5) million or ($0.13) per common share in the second quarter of 2007.
DUSA’s non-GAAP net loss for the second quarter improved 88% from ($2.0) million or ($0.10) per common share in 2007 to ($0.2) million or ($0.01) per share common in 2008. The second quarter 2008 non-GAAP net loss excludes stock-based compensation expense of $0.4 million and a non-cash gain on the change in the fair value of warrants of $0.5 million. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of GAAP results to non-GAAP results for the three-month periods ending June 30, 2007 and 2008, respectively.

Year-to-Date 2008 Financial Results:
Total product revenues for the six-month period ended June 30, 2008 were $16.0 million, up 18% from $13.5 million for the six-month period ended June 30, 2007. PDT revenues totaled $11.3 million, up 31% from $8.6 million for the comparable 2007 period. The increase in PDT revenues was attributable to a 38% increase in Kerastick® revenues, driven by 30% domestic revenue growth, as well as international expansion into both Latin America and Korea. Overall Kerastick® sales volumes increased 35% from 74,256 units in the 2007 period to 100,588 units in 2008. Non-PDT revenues totaled $4.8 million versus $4.9 million in the comparable 2007 period. Non-PDT revenues were primarily driven by the sales of Nicomide® (see “Other Updates” section below).
DUSA’s net loss on a GAAP basis for the six-months ending June 30, 2008 was ($1.4) million or ($0.06) per common share, compared to a net loss of ($5.8) million or ($0.30) per common share for the comparable 2007 period.
DUSA’s non-GAAP net loss for the six-months ending June 30, 2008 improved 83% from ($5.1) million or ($0.26) per common share in 2007 to ($0.9) million or ($0.04) per share common in 2008. The 2008 non-GAAP net loss excludes stock-based compensation expense of $0.7 million and a non-cash gain on the change in the fair value of warrants of $0.1 million. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of GAAP results to non-GAAP results for the six-month periods ending June 30, 2007 and 2008, respectively.
As of June 30, 2008, total cash, cash equivalents, and U.S. government securities were $22.7 million, compared to $23.0 million at December 31, 2007. The decrease is primarily attributable to cash expended to fund operational expenses. Net cash expenditures for the second quarter of 2008 were $0.2 million.
Other Updates:
•	Phase IIb Acne Trial Update.
•	At the end of Q108, patient accrual was completed in the Phase IIb clinical trial of Levulan® PDT for the treatment of moderate to severe acne. As of the end of Q208, all patients in the study had completed treatment. The blinded data from the study is currently being compiled for analysis. The Company expects to report top-line results in the Fall of 2008.
•	Nicomide®.
•	On July 18, 2008, the Company announced that Nicomide®, a vitamin-mineral product currently prescribed by dermatologists, will no longer be manufactured and marketed as a prescription product. The decision comes as a proactive action in response to discussions with the Food and Drug Administration (FDA) regarding the marketing of unapproved drugs. The Company is currently taking steps to bring the product into compliance with DSHEA (Dietary Supplement Health and Education Act) labeling. Nicomide® represented the substantial majority of DUSA’s Non-PDT revenues in both the three and six-month periods ending June 30, 2008. The Company expects both the price and volume of the Nicomide® DSHEA labeled product to be considerably less than historical Nicomide® levels. In addition, the Company continues to explore opportunities to license or sell the product.
•	Office Closings.
•	In an effort to consolidate operations, the Company plans to close both its Valhalla, NY and Toronto, Canada offices effective October 31, 2008. The majority of the functions previously performed at these satellite offices will be transitioned to DUSA’s corporate headquarters facility in Wilmington, MA over the next few months.
Management Comments:
“We are very pleased with our second quarter 2008 financial results,” stated President and CEO Robert Doman. “Kerastick® revenues increased 39% year over year driven by a 32% increase in U.S. revenues, our quarterly non-GAAP loss improved by $1.8 million or 88%, and our quarterly cash burn was reduced to ($0.2) million. We continue to make significant progress in leveraging our Income Statement, driven by growth in Levulan®.”
“We also achieved two key operational milestones during the second quarter of 2008 with the launch of our Kerastick® product in Brazil through our partner in Latin America, Stiefel Laboratories, and the completion of all patient treatment regimens in our Acne Phase IIb clinical trial. Subsequent to the end of the quarter, we announced that Nicomide® will no longer be marketed as a prescription product. We are currently executing on plans aimed at bringing the product labeling into compliance under DSHEA and maximizing the value of the Nicomide® brand,” continued Doman.
“For the remainder of 2008, we will focus our efforts on the continued growth of our core PDT business. We believe that we are still in the early stages of market penetration with Levulan® and that there exists significant upside potential both in the U.S. and international markets,” concluded Doman.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month and six-month periods were comprised of the following:

	Three-months ended June 30,		Six-months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$4,572,000	$3,461,000	$9,346,000	$7,185,000
Canada	218,000	192,000	377,000	393,000
Korea	159,000	—	524,000	—
Rest of World	133,000	—	190,000	—

Subtotal Kerastick® Product Revenues	5,082,000	3,653,000	10,437,000	7,578,000
BLU-U® Product Revenues:
United States	347,000	380,000	822,000	946,000
Canada	—	29,000	—	94,000

Subtotal BLU-U® Product Revenues	347,000	409,000	822,000	1,040,000
Total PDT Drug & Device Product Revenues	5,429,000	4,062,000	11,259,000	8,618,000
Total Non-PDT Product Revenues	2,683,000	2,800,000	4,783,000	4,921,000

TOTAL PRODUCT REVENUES	$8,112,000	$6,862,000	$16,042,000	$13,539,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2008	2007
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,978,722	$4,713,619
Marketable securities	19,721,895	18,311,650
Accrued interest receivable	175,535	97,243
Accounts receivable, net	2,205,451	2,667,178
Inventory	2,831,488	2,672,105
Prepaid and other current assets	1,669,375	1,843,873

TOTAL CURRENT ASSETS	29,582,466	30,305,668
Restricted cash	172,418	170,510
Property, plant and equipment, net	2,123,288	2,142,658
Deferred charges and other assets	215,861	273,404

TOTAL ASSETS	$32,094,033	$32,892,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$104,872	$1,213,867
Accrued compensation	677,587	491,529
Other accrued expenses	3,343,535	3,322,642
Deferred revenue	937,269	1,256,494

TOTAL CURRENT LIABILITIES	5,063,263	6,284,532
Deferred revenues	4,241,844	2,918,850
Warrant liability	1,138,733	1,262,600
Other liabilities	285,729	319,736

TOTAL LIABILITIES	10,729,569	10,785,718

SHAREHOLDERS’ EQUITY
Capital stock Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,078,610 and 24,076,110 shares of common stock, no par, at June 30, 2008 and December 31, 2007 respectively	151,652,943	151,648,943
Additional paid-in capital	6,574,903	5,885,353
Accumulated deficit	(137,023,416)	(135,600,484)
Accumulated other comprehensive loss	160,034	172,710

TOTAL SHAREHOLDERS’ EQUITY	21,364,464	22,106,522

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,094,033	$32,892,240

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	Three-months ended June 30,		Six-months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$8,112,239	$6,862,198	$16,041,739	$13,539,038
Cost of product revenues and royalties	1,787,694	1,776,491	3,488,011	3,932,643

Gross margin	6,324,545	5,085,707	12,553,728	9,606,395
Operating costs:
Research and development	1,375,302	1,576,909	3,561,511	3,103,013
Marketing and sales	3,496,233	3,309,583	6,553,434	6,840,290
General and administrative	2,325,137	2,832,576	4,692,961	5,856,025
Net gain on settlement of litigation	(47,825)	—	(283,425)	—

Total operating costs	7,148,847	7,719,068	14,524,481	15,799,328

Loss from operations	(824,302)	(2,633,361)	(1,970,753)	(6,192,933)

Other income:
Other income, net	217,100	155,954	423,952	344,598
Gain on change in fair value of warrants	468,411	—	123,869	—

Net loss	$(138,791)	$(2,477,407)	$(1,422,932)	$(5,848,335)

Basic and diluted net loss per common share	$(0.01)	$(0.13)	$(0.06)	$(0.30)

Weighted average number of common shares	24,078,610	19,487,485	24,078,514	19,483,796

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense and a non-cash gain on the change in fair value of warrants. The Company believes this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended June 30,		Six-months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss	$(138,791)	$(2,477,407)	$(1,422,932)	$(5,848,335)
Stock-based compensation (a)	357,912	475,514	689,550	717,698
Gain on change in fair value of warrants (b)	(468,409)	—	(123,869)	—

Non-GAAP adjusted net loss	$(249,288)	$(2,001,893)	$(857,251)	$(5,130,637)

Non-GAAP basic and diluted net loss per common share	$(0.01)	$(0.10)	$(0.04)	$(0.26)

Weighted average number of common shares	24,078,610	19,487,485	24,078,514	19,483,796

(a)	Stock-based compensation expense resulting from the application of SFAS 123(R).

(b)	Non-cash gain on change in fair value of warrants.

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Friday, August 8th — 8:30 a.m. Eastern
If calling from the U.S. or Canada use the following toll-free number:
800.647.4314
Password — DUSA
For international callers use
435.871.6103
Password — DUSA
A recorded replay of the call will be available
North American callers use 877.863.0350
International callers use 858.244.1268
The call will be accessible on our web site approximately one hour following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan® Photodynamic Therapy (PDT) technology platform, and complementary products for common skin conditions. Levulan® PDT is currently approved for the treatment of Grade 1 and 2 actinic keratoses of the face and scalp, and is being developed for the treatment of acne. DUSA’s other dermatology products include ClindaReach™ and Nicomide®. DUSA is also supporting development of certain internal indications of Levulan® PDT. DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to cessation of the manufacture and marketing of Nicomide® as a prescription product, expectations regarding the price and volumes of a Nicomide® DHSEA labeled product, expectations for receipt of top-line clinical results, plans to close two offices and transition functions to Massachusetts, expectations for continued growth of the PDT business, the launch of a DSHEA product, and management’s beliefs and calculations concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, actions by health regulatory authorities, the uncertainties regarding clinical research, reliance on third party investigators, contract research organizations and others, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2007.
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